File No. 813-00361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1 to
Application
for an Order under
Sections 6(b) and 6(e) of
the Investment Company Act of 1940

of

RIVERSIDE CASUALTY, INC.

(Exact name of applicant as specified in charter)

111 Riverside Avenue

Jacksonville, Florida 32202

Copies of all Communications and Orders to:

Bradford A. Slappey Executive Vice President and Chief Financial Officer Riverside Casualty, Inc. 111 Riverside Avenue Jacksonville, Florida 32205 (904) 791-4524	Ivan A. Colao, Esq. Holland & Knight LLP 50 N. Laura St., Suite 3900 Jacksonville, FL 32202 (904) 353-2000

This application consists of 17 pages

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TABLE OF CONTENTS

GLOSSARY	3

I. STATEMENT OF FACTS	5

THC	5

Captive	5

RCI	6

Eligible Employees	7

The Share-for-Share Dividend	8

The Plan	8

Operational Matters	8

II. REQUEST FOR ORDER	9

Status as Employees’ Securities Company	10

Section 17(a)	11

Section 17(d) and Rule 17d-1	11

Section 17(f)	12

Section 17(g)	12

Section 17(j)	13

Exemption from Section 30 Provisions	13

Exemption from Rule 38a-1	14

Prior Precedent	14

III. APPLICANT’S CONDITIONS	15

IV. CONCLUSION	15

Authorization	16

Verification	17

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GLOSSARY

“Act” means the Investment Company Act of 1940, as amended.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliated Persons” shall have the meaning set forth in Section 2(a)(3) of the Act.

“Applicant” means RCI (as defined below).

“Captive” means American Contractors Insurance Group, Ltd., a Bermuda corporation.

“Eligible Employee” means the THC Administrative Employees and the Permanent Craft Employees currently and actively employed by THC, and specifically excludes any part-time workers and any full-time workers hired temporarily to work at any of THC’s jobsites.

“Eligible Family Member” means a spouse, child, spouse of a child, brother, sister, parent, or grandchild of Mr. Haskell, or of an individual who is an Eligible Employee.

“Eligible Persons” has the meaning set forth in “I.  STATEMENT OF FACTS – THC.”

“Equity Package” means equity interests bundled together and consisting of one share of THC Common Stock, one share of RCI Common Stock, and one unit of limited partnership interests in Haskell Realty Developers Master Limited Partnership III.

“Mr. Haskell” means Preston H. Haskell III, Chairman of THC.

“Participants” means those Eligible Persons who have acquired RCI Common Stock.

“Permanent Craft Employees” means craft workers, assistant superintendents and superintendents that work at any of THC’s jobsites.

“Plan” has the meaning set forth in “I.  STATEMENT OF FACTS – Eligible Employees.”

“RCI” means Riverside Casualty, Inc., a Florida corporation.

“RCI Board” means the Board of Directors of RCI.

“RCI Common Stock” has the meaning set forth in “I.  STATEMENT OF FACTS – RCI.”

“SEC” means the Securities and Exchange Commission.

“Section 17 Transactions” has the meaning set forth in “III. APPLICANT’S CONDITIONS.”

“THC” means The Haskell Company, a Delaware corporation.

“THC Administrative Employees” means office workers such as administrative assistants, architects, engineers, managers and officers of THC.

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“THC Common Stock” has the meaning set forth in  “I.  STATEMENT OF FACTS – THC.”

“THC ESOP” means The Haskell Company Employee Stock Ownership Trust, the participants and beneficiaries of which are employees of THC.

“Transaction” has the meaning set forth in “I.  STATEMENT OF FACTS – THC.”

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The Applicant applies for an order of the SEC pursuant to Sections 6(b) and 6(e) of the Act, exempting Applicant from all provisions of the Act including the rules and regulations under the Act, except Section 9 and Sections 36 through 53 and the rules and regulations thereunder (other than Rule 38a-1).  With respect to Sections 17 and 30 of the Act, and the rules and regulations thereunder, the exemption is limited as set forth in the application.

I.             STATEMENT OF FACTS

THC

THC was organized as a Florida corporation in 1965 and reincorporated in Delaware as a Delaware corporation in 2008.  THC ranks among the foremost design-build organizations in the U.S. THC provides complete architectural, engineering, construction, real estate and facility management services on a single-responsibility basis. THC’s projects include manufacturing plants, distribution centers, medical facilities, education facilities, office buildings, parking structures and other institutional facilities. The geographical scope of THC’s work spans the Western Hemisphere, including Canada, the Caribbean and Latin America.

All of the outstanding shares of THC’s common stock (“THC Common Stock”) are owned by The Haskell Company Employee Stock Ownership Trust (the “THC ESOP”); Preston H. Haskell III, chairman of THC (“Mr. Haskell”); the THC Administrative Employees and Permanent Craft Employees who are currently and actively employed by THC and who are not part-time workers or full-time workers hired temporarily to work at any of THC’s jobsites (“Eligible Employees”); and a spouse, child, spouse of a child, brother, sister, parent or grandchild of Mr. Haskell, or of an individual who is an Eligible Employee (“Eligible Family Member,” and together with Mr. Haskell and Eligible Employees, but exclusive of the THC ESOP, the “Eligible Persons”).

THC entered into a transaction (the “Transaction”) pursuant to which it purchased policies of insurance from insurance subsidiaries of Captive.  RCI, a company under common control with THC, was formed as described herein to acquire and hold an equity interest in Captive.  RCI’s sole purpose is to invest in equity securities of Captive.  This structure enables THC to take advantage of favorable federal income tax treatment of the Transaction whereby THC may deduct the insurance premiums paid to Captive when paid and THC may recognize income for federal income tax purposes when and if it receives retroactive rate reductions from the insurance subsidiaries of Captive.  The exclusive source of funds that RCI uses to invest in Captive’s equity securities is loans and advances from THC.

Captive

Captive was organized in 1981 as a Bermuda corporation.  Captive, through its insurance subsidiaries, writes insurance policies for and provides insurance coverage and related services to or for the thirty-eight member companies that hold an equity interest in Captive.  In some cases, as permitted by Captive, a company will form a single purpose entity to become a member of Captive, where the company will pay insurance premiums and receive insurance coverage and related services and the single purpose entity will hold equity interests of Captive.  Captive is exempt from the provisions of the Act by virtue of section 3(c)(3) or 3(c)(6) of the Act because Captive is an insurance company and is rated “A VII” by AM Best Company.

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Captive’s investment policy for reserve funds is primarily to divide those funds between a bond portfolio and common stocks, with a target allocation of forty percent in common stocks. The bond portfolio duration currently averages three years and the average rating is “AA” or better.  No more than five percent of the portfolio can be invested in securities rated less than “BBB” by S&P or Moody’s.

Captive requires each of its members to build capital in their respective equity accounts in Captive.  If the insurance business a member places with the insurance subsidiaries of Captive generates underwriting profits and investment income greater than the amount of capital the member is required to contribute to Captive, such excess amount may be returned by the insurance subsidiaries of Captive to policyholders as retroactive rate reductions.

RCI

RCI, a Florida corporation incorporated on January 26, 2006, is a single-purpose holding company formed by THC.  RCI is not a subsidiary of THC but a separate legal entity whose outstanding voting securities are owned by the substantially same shareholders that own THC’s common stock, i.e., Eligible Persons. The difference in ownership of THC and RCI is that the outstanding voting securities of THC are owned by the THC ESOP and Eligible Persons and the outstanding voting securities of RCI are owned by Eligible Persons.  Eligible Persons presently own 62% of the outstanding voting securities of THC and 100% of the outstanding voting securities of RCI.  RCI operates as a non-diversified closed-end management investment company as defined in section 5(a)(2) of the Act.

In connection with the closing of the Transaction, THC advanced to RCI the $75,000 required by RCI to make its initial investment in Captive.  While Captive is engaged in the insurance business through its insurance subsidiaries, RCI is not presently, and does not anticipate being in the future, engaged in the insurance business.  RCI’s activities will be limited to owning an equity interest in Captive that is not expected to exceed 2.0%, meeting capital assessments by the Captive and receiving distributions with respect to its equity interest in Captive.  It is anticipated that RCI will fund any assessments from Captive with loans and advances from THC.  In addition, in the event that Captive makes a distribution to RCI to return the capital that RCI has contributed to Captive, RCI will use such distribution for repayment of the total loans and advances from THC to RCI.

RCI’s authorized capital stock consists solely of 3,000,000 shares of common stock, par value $0.001 per share (“RCI Common Stock”), of which 186,668 are issued and outstanding and owned on the date hereof by Eligible Persons.  RCI Common Stock is recorded on the books and records of RCI.  No certificates representing a share of RCI Common Stock will be issued.

There are no costs of RCI or THC borne by holders of RCI Common Stock.  The only anticipated costs borne by RCI are the cost of any assessments from Captive, which assessments RCI anticipates will be funded with loans and advances from THC.

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THC, the Board of Directors of RCI (“RCI Board”) and any other person acting for or on behalf of RCI shall act in the best interest of RCI and its shareholders.  Whenever THC, the RCI Board or any other person acting for or on behalf of RCI is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to RCI and its shareholders.  The organizational documents for, and any other contractual arrangement regarding RCI will not contain any provision which protects or purports to protect THC, the RCI Board or their delegates against any liability to RCI or RCI’s shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Eligible Employees

Under RCI’s articles of incorporation and bylaws, shares of RCI Common Stock may only be issued to and owned by Eligible Persons and THC.  If a holder of RCI Common Stock ceases to be an Eligible Person, such holder’s shares will be automatically, and without further action by RCI or such holder, redeemed for an amount in cash equal to the par value of the shares so redeemed.  In addition, in order to maintain as far as possible identity between the holders of THC Common Stock and RCI Common Stock, RCI’s articles of incorporation and bylaws also provide for automatic redemption of the number of shares of RCI Common Stock held by an Eligible Person in excess of the number of shares of THC Common Stock held by such Eligible Person.

As described below, it is contemplated that at all times the ownership of RCI Common Stock will be as nearly identical as possible to that of THC Common Stock, excepting the THC ESOP.  RCI’s initial shareholders acquired their shares of RCI Common Stock through receipt of a share-for-share dividend from THC, as described below.  In connection with THC’s reincorporation in Delaware as a Delaware corporation in 2008, THC redeemed shares of THC Common Stock and thereby reduced its number of shareholders.  Similarly, RCI redeemed shares of RCI Common Stock to maintain the identity of ownership of RCI Common Stock as nearly as possible to that of THC Common Stock.  In the future, it is anticipated that Eligible Persons will acquire shares of RCI Common Stock only through purchase of Equity Packages under the Amended and Restated The Haskell Company Employee Equity Plan, as amended (the “Plan”).  The decision to purchase an Equity Package is voluntary for Eligible Employees.

Captive’s policy is that if a company will seek access to insurance coverage from Captive by membership in Captive through a separate entity, the company and the separate entity must have substantially identical shareholders.  The formation of RCI and Equity Packages are structured to maintain substantial identity of ownership between RCI and THC.

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The Share-for-Share Dividend

On February 27, 2006, THC declared a dividend, payable March 6, 2006, to holders of THC Common Stock consisting of one share of RCI common stock for each outstanding share of THC Common Stock outstanding.  The initial grant of RCI Common Stock to Eligible Persons was not registered under the 1933 Act in reliance on the “no-sale” doctrine under the 1933 Act.  These Eligible Persons did not invest their own funds and did not have discretion over whether or not they receive RCI Common Stock.  Requiring Eligible Persons to meet certain minimum sophistication and salary requirements appears to be primarily intended to ensure that these investors have sufficient sophistication about financial matters to be able to make a decision to invest in RCI Common Stock and a sufficient level of income to be able to bear the risk of making such an investment.  These concerns were not raised here because these Eligible Persons received RCI Common Stock as a dividend of THC Common Stock.  SEC staff, in the context of registration under the 1933 Act, has acknowledged that these concerns are not raised when an employee receives securities on a non-voluntary and non-contributory basis as part of an employee benefit or bonus plan.  See, e.g., Sarnoff Corporation, SEC No-Action Letter (July 16, 2001).

The Plan

After the dividend, RCI Common Stock will only be offered under the Plan and only to Eligible Persons in one or more transactions under a claim of exemption from the registration requirements of the 1933 Act pursuant to Rule 701 thereunder.1  Participants in the Plan will be informed that (a) RCI Common Stock will be sold in a transaction exempt under Rule 701, (b) the protections afforded by the 1933 Act, other than the anti-fraud provisions thereof, will not be applicable, (c) RCI will be exempt from most of the provisions of the Act, and (d) resale or hypothecation of shares of RCI Common Stock are highly restricted under the 1933 Act and the articles of incorporation and bylaws of RCI and the Plan.  Shares of RCI common stock will be offered and sold at their par value, and will be automatically redeemed at the same price upon redemption.  No sales load (front end or upon redemption) will be charged to a Participant in the Plan.

RCI will restrict the sale, transfer and hypothecation of RCI Common Stock to conform with the 1933 Act, and to maintain RCI’s status as an employees’ securities company as defined in section 2(a)(13) of the Act.

Operational Matters

RCI holds an annual meeting once per year pursuant to its bylaws.  At that meeting, the shareholders are provided with an annual report of RCI and audited financial statements presented on a combined basis with THC’s financial statements.  Participants do not require any information from RCI to complete their tax returns.

1 Applicant acknowledges that it is not asking for, and the Commission is not making any determination with respect to, the Applicant’s ability to rely on the no-sale doctrine or Rule 701 under the 1933 Act.

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THC furnishes any necessary space in its offices to RCI free of cost. THC also paid all of RCI’s start up costs and has agreed to pay RCI’s ongoing administrative costs, and to make its employees available to serve as employees, officers and directors of RCI to the extent necessary.

Except for advances from THC described above, RCI will not borrow money, guarantee or secure the obligations to any third party by any person, or extend credit to any person or third party including for purposes of purchasing shares of RCI Common Stock.

RCI will be managed by the RCI Board.  Each member of the RCI Board will be a member of the Board of Directors and/or an officer of THC.

Captive requires that each member company directly hold equity interests of Captive.  An alternative structure permitted by Captive is for the establishment of a separate entity to hold the equity interests in Captive, where the ownership of the separate entity is identical or substantially identical to the ownership of the payer of insurance premiums to Captive (in this case THC).  Under this alternative structure, the operations of RCI are limited to the purchase and ownership of Captive’s stock.  RCI Common Stock will be valued annually at the book value of total equity per share.  Because total equity will always be the total par value of all outstanding RCI Common Stock, the value per share will always be $0.001.  Pursuant to the Plan, transfers, distributions or withdrawals of RCI Common Stock are not permitted.  Redemptions of RCI Common Stock will be conducted as part of the redemption of a holder’s Equity Packages, which pursuant to the Plan, occur at termination of employment with THC.

II.            REQUEST FOR ORDER

The Applicant applies for an order of the SEC pursuant to Sections 6(b) and 6(e) of the Act, exempting Applicant from all provisions of the Act including the rules and regulations under the Act, except Section 9 and Sections 36 through 53 and the rules and regulations thereunder (other than Rule 38a-1).  With respect to Sections 17 and 30 of the Act, and the rules and regulations thereunder, the exemption is limited as set forth in the application.

On the basis of the foregoing Statement of Facts, the Applicant submits that the requested action is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act, for the following reasons:

1.
RCI will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; all officers, directors and employees of RCI will be directors or senior officers of THC and will be Eligible Persons; no sales load or other fees will be paid by Participants; and various costs and expenses of RCI will be paid by THC, including RCI’s start-up costs.

2.
RCI’s shareholders’ investments, and their risks, in RCI will be non-existent.  Initially, RCI’s shareholders acquired their shares without consideration through a share-for-share dividend from THC; subsequent to this dividend, RCI shares will be offered at no additional cost to the cost of the other securities offered as Equity Packages under the Plan. Upon an RCI shareholder’s ceasing to be an Eligible Person, RCI is required under its articles of incorporation to redeem the RCI shares held by such shareholder at a redemption price of $0.001 per share.  Accordingly, RCI shareholders will have no opportunity for profit or loss from their RCI shares.

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3.	RCI’s ownership will be structured to maintain substantial if not complete identity with that of THC, excepting the THC ESOP;

4.	The investments of RCI will be limited to its interest in the Captive. No fees will be paid with respect to the issuance of the RCI shares or for investment advice to RCI;

5.
The potentially burdensome aspects of compliance, and the imposition of unnecessary expenditures of both money and time on the part of RCI, and to some extent on the part of the staff of the SEC, are unnecessary and superfluous in light of the substantial protections afforded to the shareholders of RCI by the conditions and other restrictions on RCI’s operations contained in RCI’s governing documents (including its articles of incorporation and bylaws) and this application; and

6.
Eligible Persons will, because of their relationship to THC, generally be able to evaluate the merits and risks of investing in RCI and to understand that the RCI Common Stock is being offered without registration under the 1933 Act or registration of RCI under the Act, and that the protections afforded thereby will not apply.

Status as Employees’ Securities Company

RCI will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act. Section 2(a)(13) defines an employees’ securities company, in relevant part, as any investment company all of whose securities are beneficially owned (i) by current or former employees, or persons on retainer, of one or more affiliated employers, (ii) by immediate family members of such persons, or (iii) by such employer or employers together with any of the persons in (i) or (ii). Under Section 6(b) of the Act, the SEC is required, upon application, by order, to exempt an employees’ securities company, if and to the extent that the exemption is consistent with the protection of investors. In determining whether an order of exemption should apply, the SEC is required by Section 6(b) to give due weight to, among other things: the form of organization and capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness, and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company. Applicant submits that after giving due weight to these factors, as described in the Statement of Facts above, the SEC should grant the requested relief.

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Section 7 of the Act generally prohibits an investment company that is not registered under Section 8 of the Act from selling or redeeming its securities.  Section 6(e) of the Act provides that if, in connection with any order under Section 6 of the Act exempting any investment company from Section 7 of the Act, the SEC deems it necessary or appropriate in the public interest or for the protection of investors for certain provisions of the Act to be applicable to the investment company, such provisions so specified shall apply.

Section 17(a)

Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person acting as principal, from knowingly selling or purchasing any security or other property to or from a registered investment company.  Since some of the shareholders who hold RCI Common Stock and THC Common Stock could be deemed to be controlling shareholders of both companies, THC may be deemed to be under common control with RCI and thus, an affiliated person of RCI pursuant to section 2(a)(3)(C) of the Act.  Applicant seeks relief from section 17(a) of the Act to permit THC to issue loans to RCI which could be viewed as a purchase, by RCI, of securities issued by THC that are not part of a general offering to the holders of a class of THC’s securities.  THC will make loans to RCI to fund RCI’s purchase of Captive’s equity securities and any subsequent capital assessment that Captive may require.  RCI will repay THC’s loans through any distributions that Captive may make to its shareholders.

An exemption from Section 17(a) is consistent with the purpose of the Act and the protection of investors and necessary to promote the basic purpose of RCI. The Participants in RCI will have been fully informed of the extent of RCI’s dealings with THC.  In addition, the fact that Participants will not be paying for their RCI shares will protect RCI investors against any risk of abuse.

The considerations described above will protect RCI and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Applicant submits that in view of the access to information and that the Participants will not invest any of their own funds, concerns regarding overreaching and abuse of investors, which the Act was designed to prevent, will not be present.  Additionally, the community of interest between the Participants and THC will also serve to address the concerns underlying the Act.  As a result, Applicant believes that the relief requested is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In addition, the Applicant acknowledges that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the SEC.

Section 17(d) and Rule 17d-1

Section 17(d) and Rule 17d-1 prohibit any Affiliated Person or principal underwriter of a registered investment company, or any Affiliated Person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with a registered company unless authorized by the SEC. Rule 17d-1 provides a process and standards for applications for exemption from Section 17(d). The Applicant requests an exemption from Section 17(d) of the Act to the extent necessary to permit Affiliated Persons of RCI (including, without limitation, THC) or Affiliated Persons of any of these persons to participate in, or effect any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which RCI or a company controlling RCI is a participant. This would include THC’s initial advance to RCI required by RCI to make its initial investment in Captive, RCI’s funding any assessments from Captive with loans and advances from THC, and in the event that Captive makes a distribution to RCI to return the capital that RCI has contributed to Captive, RCI’s use of such distribution for repayment of the total loans and advances from THC to RCI.

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The Applicant states that compliance with section 17(d) would cause RCI to forego investment in the Captive simply because RCI receives and repays loans or advances to an Affiliated Person.  The Applicant further states that the flexibility to structure joint transactions or joint arrangements will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

Consistent with the foregoing, RCI agrees to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-l. In addition, the Applicant, acknowledges that any transactions otherwise subject to Section 17(d) of the Act and Rule 17d-l thereunder, for which exemptive relief has not been requested, would require approval by the SEC.

Section 17(f)

Section 17(f) designates the entities that may act as investment company custodians, and Rule 17f-2 imposes certain requirements when the custodian is a registered management investment company. The Applicants request an exemption from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of THC; (ii) for purposes of paragraph (d) of the Rule, (A) employees of THC will be deemed employees of RCI, (B) officers of THC will be deemed to be officers of RCI, and (C) the board of directors of THC will be deemed to be the RCI Board; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees of THC.  RCI’s only investment will be its investment in the Captive and will either not be evidenced by negotiable certificates which could be misappropriated or will be represented by a certificate or certificates registered in RCI’s name.  The evidence of RCI’s investment in the Captive is most suitably kept in THC’s files where it can be referred to as necessary. Because there is such a close association between THC and RCI and the only assets of RCI will be securities of the Captive, requiring full compliance with Rule 17f-2 would expose RCI to unnecessary burden and expense. An exemption is requested from the terms of Rule 17f-2(f), as the Applicant does not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the fact that all investments will be verified quarterly by employees of THC.

Section 17(g)

Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-l requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The Applicant requests an exemption from Section 17(g) and Rule 17g-1 to the extent necessary to permit the directors of RCI, who may be deemed interested persons to take action and make determinations set forth in the rule.  Since all the directors of RCI will likely be Affiliated Persons, without the relief requested, RCI could not comply with Rule 17g-1. Specifically, RCI will comply with Rule 17g-1 by having its directors take such actions and make such approvals as are set forth in Rule 17g-1. RCI will, except for the requirements of such approvals by “not interested” persons and a bond, otherwise comply with Rule 17g-1, except requirements relating to the provisions of notices to the board of directors, filing of copies of fidelity bonds and related information with the SEC, that RCI have a majority of other disinterested directors, that those disinterested directors select and nominate any other disinterested director, and that legal counsel for those disinterested directors be independent legal counsel.

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Section 17(j)

Section 17(j) and Rule 17j-1 require that every registered investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transactions acquires, any direct or indirect beneficial ownership in the security. Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. The Applicant requests an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary under the present circumstances and because such exemption would be consistent with the policies of the Act.  Requiring RCI to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose considering, among other things, the community of interest among the Participants, RCI and THC by virtue of their common association and the limited nature of RCI’s operations.  Accordingly, the requested exemption is consistent with the purposes of the Act because the dangers against which Section 17(j)-1 are intended to guard are not present in the case of RCI.

Exemption from Section 30 Provisions

Sections 30(a), (b) and (e) - Sections 30(a), 30(b) and 30(e), and the Rules under those Sections, generally require that registered investment companies prepare and file with the SEC and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the SEC for periodic reports have little relevance to RCI and would entail administrative and legal costs that outweigh any benefit to the Participants in RCI. Also, due to the reputation of THC, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports.  For example, if the net worth of RCI became significant, it would be of no benefit to the holders of RCI Common Stock, given the restrictions on transferability of the RCI Common Stock and the fact that RCI Common Stock is subject to redemption at $0.001 per share.  In view of the community of interest among all parties concerned with RCI, and the fact that RCI Common Stock is not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a), (b) and (e) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to RCI or its operations. Consequently, the Applicant requests that the exemptive relief be granted.

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Section 30(h) - Section 30(h) of the Act requires that every officer, director and member of an advisory board of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, directors and officers of RCI and others who may be deemed members of an advisory board of RCI might be required to file Forms 3, 4 and 5 with respect to their ownership of RCI Common Stock, even though no trading market for such securities would exist and transferability of such securities would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of RCI Common Stock are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirement of Section 30(h), to the extent to exempt THC, directors and any officer or other person who may be deemed members of an advisory board of RCI from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Interests in such Entity.  RCI’s Board will send to each Participant who held RCI Common Stock at any time during the fiscal year then ended, RCI’s audited financial statements, which audited financial statements may be presented on a combined basis with THC’s financial statements.  For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X.

Exemption from Rule 38a-1

Rule 38a-1 - Applicant requests exemption from Rule 38a-1 under the Act.  The rule requires a registered investment company to adopt and implement written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws (as defined in the rule), gain board approval (with annual review) of such policies and procedures, and appoint a chief compliance officer. Applicant requests an exemption from the requirements of Rule 38a-1 because they are burdensome and unnecessary under the present circumstances and because such exemption would be consistent with the policies of the Act. Requiring RCI to adopt broad procedures to comply with numerous securities laws, gain board approval of the policies and procedures, annually review such procedures, and appoint a chief compliance officer would be unnecessary, time-consuming and expensive and would serve little purpose in light of, among other things, the requirements contained in this application and the community of interests among the Participants by virtue of their common association and the limited nature of RCI’s operations. Accordingly, the requested exemption is consistent with the purposes of the Act because the dangers against which Rule 38a-1 are intended to guard are not present in the case of RCI.

Prior Precedent

Although there is no direct precedent for the relief requested by the Applicant, similar relief has been granted to other applicants.  See Stephens Inc. et al., Investment Co. Act Release Nos. 27843 (May 20, 2007)(notice) and 27875 (June 26, 2007)(order).

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III.           APPLICANT’S CONDITIONS

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.           Transactions otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 in which RCI is a party (the “Section 17 Transactions”) will be effected only if the RCI Board determines that:

(a)           the terms of the transactions, including the consideration to be paid or received, are fair and reasonable to the Participants of RCI and do not involve overreaching of RCI or its Participants on the part of any person concerned; and

(b)           the transactions are consistent with the interests of the Participants and with RCI’s organizational and offering documents.

2.            RCI and RCI’s Board will maintain and preserve, for the life of RCI and at least six years thereafter, all accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to Participants, and agree that all such records will be subject to examination by the SEC and its staff.  RCI will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

3.            RCI’s Board will send to each Participant who held RCI Common Stock at any time during the fiscal year then ended, RCI’s audited financial statements, which audited financial statements may be presented on a combined basis with THC’s financial statements.

IV.          CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of RCI.  It is respectfully submitted that the protection provided in the Sections of the Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that RCI is an “employees’ security company” as defined in Section 2(a)(13) of the Act.

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Authorization

On the basis of the foregoing, the Applicant submits that all of the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Amendment No. 1 to the Application have been complied with and that Steven T. Halverson, the President of the Applicant, who has signed and filed this Amendment No. 1 to the Application in the name and on behalf of the Applicant, is fully authorized to do so pursuant to the Bylaws of Applicant and applicable law.

Date:  September 21, 2010

RIVERSIDE CASUALTY, INC.

By:	/s/ Steven T. Halverson

Steven T. Halverson, President

Riverside Casualty, Inc.
111 Riverside Ave.
Jacksonville, Florida 32202

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Verification

The undersigned, Steven T. Halverson, being duly sworn, deposes and says that he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of Riverside Casualty, Inc. (“Applicant”); that he is the President and a director of the Applicant, and that all action by the Applicant necessary to authorize him to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Steven T. Halverson

Steven T. Halverson

President, Riverside Casualty, Inc.

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